



MDABistro LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $124,000

Offering End Date: January 8, 2026

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: MDABistro LLC

Founded: April 10, 2024

Address: 3130 Alpine Road, #350
              Portola Valley, CA 94028

Industry: Full-Service Restaurants

Employees: 15

Website: https://portolabistro.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- purchasing equipment and remodeling current location

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 900 Followers





Business Metrics:

	FY24	YTD 9/30/2025
Total Assets	$215,132	$259,977
Cash & Cash Equivalents	$163,438	$129,113
Accounts Receivable	$20,599	$13,814
Short-term Debt	$91,907	$43,141
Long-term Debt	$98,686	$7,743
Revenue	$486,824	$1,175,771
Cost of Goods Sold	$122,526	$313,849
Taxes	$0	$0
Net Income	$65,881	$80,150

Recognition:

MDABistro LLC (DBA Portola Bistro) was created out of a lifelong passion for food, hospitality, and bringing people together. Growing up around great food and community gatherings inspired co-founders Allen Isik and Dino Tekdemir to build something that feels both modern and meaningful — a restaurant where every detail, from the menu to the music, creates connection and comfort. Their goal is to build a brand that connects community, creativity, and consistency — offering guests a place they want to return to again and again.

About:

MDABistro LLC (DBA Portola Bistro) is a modern casual dining restaurant focused on delivering fresh, high-quality meals with exceptional service and atmosphere. They combine locally sourced ingredients, innovative recipes, and a welcoming environment to create memorable dining experiences.

For more information, contact our Customer Support Team at support@thesmbx.com

